SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

PEOPLE’S LIBERATION, INC.

(Name of Issuer)

COMMON SHARES, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

711153106

(CUSIP Number)

Matthew D. Eby

TCP WR Acquisition, LLC

15 Riverside Avenue
Westport, CT 06880

Tel: +1 (203) 454-6999

With copies to:

Douglas S. Ellenoff, Esq.

Ellenoff Grossman & Schole, LLP

150 East 42nd Street, 11th Floor

New York, NY 10017

Tel: +1 (212) 370-1300

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 22, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 711153106
1.	Name of Reporting Person: TCP WR ACQUISITION, LLC I.R.S. Identification Nos. of above persons (entities only): 45-4197618

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC – Working Capital

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 99,424,428 (See Item 4)

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 99,424,428 (See Item 4)

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,424,428 (See Item 4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 73.42%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 711153106
1.	Name of Reporting Person: Matthew Eby I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power N/A

	8.	Shared Voting Power 99,424,428 (1)(See Item 4)

	9.	Sole Dispositive Power N/A

	10.	Shared Dispositive Power 99,424,428 (1)(See Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,424,428 (1) (See Item 4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 73.42%

14.	Type of Reporting Person (See Instructions) IN

(1) Mr. Eby, together with Mr. Sweedler, is a managing member of Tengram Capital Associates, LLC, the managing member of TCP WR Acquisition, LLC and therefore may be deemed to have the voting and dispositive power of the shares. Mr. Eby disclaims the beneficial ownership of the above securities.

CUSIP No. 711153106
1.	Name of Reporting Person: William Sweedler I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power N/A

	8.	Shared Voting Power 99,424,428 (2)(See Item 4)

	9.	Sole Dispositive Power N/A

	10.	Shared Dispositive Power 99,424,428 (2) (See Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,424,428 (2)(See Item 4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 73.42%

14.	Type of Reporting Person (See Instructions) IN

(2) Mr. Sweedler, together with Mr. Eby, is a managing member of Tengram Capital Associates, LLC, the managing member of TCP WR Acquisition, LLC and therefore may be deemed to have the voting and dispositive power of the shares. Mr. Sweedler disclaims the beneficial ownership of the above securities.

CUSIP No. 711153106	13D

Item 1. Security and Issuer.

This statement relates to the common stock, par value $.001 per share (the “Common Stock”), of People’s Liberation, Inc., a Delaware corporation. (the “Company” or the “Issuer”) The principal executive office of the Company is located 1212 S. Flower Street, 5th Floor, Los Angeles, CA 90015.

All information contained in this amended Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this amended Schedule 13D.

Item 2. Identity and Background.

TCP WR Acquisition, LLC (“TCP”) is a Delaware limited liability company. William Sweedler and Matthew Eby are United States citizens and together are the controlling members of Tengram Capital Associates, LLC (“TCA”), which has the sole voting control of TCP. (collectively, TCP, Mr. Sweedler and Mr. Eby are the “Reporting Persons”) The address of the principal business and principal office of the Reporting Persons is 15 Riverside Avenue, Westport, CT 06880.

During the last five years, the Reporting Persons have neither been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

TCP WR Acquisition, LLC’s funds.

Item 4. Purpose of Transaction.

On February 22, 2012, the Company, TCP and Colin Dyne, the Company’s Chief Executive Officer and a director, entered into a stockholders agreement wherein it was agreed that (i) the board of directors (the “Board”) of the Company shall be comprised of six members; (ii) TCP shall have the right to nominate a number of nominees for director such that the number of directors that will be serving on the Board that have been appointed or nominated by TCP equals three; (iii) TCP and Colin Dyne agree to vote all of their Common Stock and voting Preferred Stock, to cause the election, removal and replacement of directors and members of committees, including by voting all of such stockholder’s shares of Common Stock and voting Preferred Stock together for the election of the Board’s nominees for director; (iv) Colin Dyne will provide TCP with a right of first refusal with respect to any shares of the Company’s voting securities that Mr. Dyne proposes to sell in a negotiated transaction; and (v) in connection with any director nominees to be submitted to holders of Common Stock for election at a stockholders’ meeting, a committee of the Company’s Board comprised solely of directors then serving on the Board who were not nominated or appointed by TCP acting by majority vote, shall have the right to nominate a number of nominees for director such that the number of directors that will be serving on the Company’s Board that have been nominated by the special committee or who were serving on the board of directors prior to the closing of the financing equals three.

The Reporting Persons do not have any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

TCP is the beneficial owner of 99,424,428 shares or 73.42 % of the issued and outstanding Common Stock of the Company consisting of the following:

(i)	16,571,428 shares of Common Stock underlying the two warrants; and
(ii)	82,853,000 voting shares of Common Stock underlying the Series A Preferred Stock and 82,857,142 shares of Common Stock underlying the debenture. To the extent the principal amount of a debenture is converted, in whole or in part, into shares of Common Stock or upon the repayment of the principal amount of the debenture, the Company will redeem the associated Series A Preferred Stock. Therefore, the debenture is not included in the calculation above.

Mr. Sweedler may be deemed the beneficial owner of the shares described above as co- member of Tengram Capital Associates, LLC, which is the managing member of TCP.

Mr. Eby may be deemed the beneficial owner of the shares described above as co-managing member of Tengram Capital Associates, LLC, which is the managing member of TCP.

The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships with the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock incorporated by reference to Exhibit 3.1 to the Company' Report on Form 8-K filed on February 8, 2012.

Securities Purchase Agreement, dated February 2, 2012, between the Company and each purchaser identified on the signature page thereto incorporated by reference to Exhibit 10.1 to the Company' Report on Form 8-K filed on February 28, 2012.

Form of Debenture incorporated by referenced to Exhibit 10.2 to the Company' Report on Form 8-K filed on February 28, 2012.

Form of Warrant incorporated by reference to Exhibit 10.3 to the Company' Report on Form 8-K filed on February 28, 2012.

Stockholders Agreement dated February 22, 2012, by and among the Company, Colin Dyne, TCP WR Acquisition, LLC, and the other stockholders party thereto incorporated by reference to Exhibit 10.4 to the Company' Report on Form 8-K filed on February 28, 2012.

Security Agreement, dated February 3, 2012, by and among the Company, certain subsidiaries of the Company and the holders of the Company’s Variable Rate Senior Secured Convertible Debentures signatory thereto incorporated by reference to Exhibit 10.5 to the Company' Report on Form 8-K filed on February 28, 2012.

Subsidiary Guarantee, dated February 3, 2012, by and among certain subsidiaries of the Company in favor of the purchasers signatory to that certain Securities Purchase Agreement, dated February 2, 2012, between the Company and such purchasers incorporated by reference to Exhibit 106 to the Company' Report on Form 8-K filed on February 28, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated March 1, 2012

TCP WR ACQUISITION, LLC

By:	TENGRAM CAPITAL ASSOCIATES, LLC, Managing member of TCP WR Acquisition, LLC,

By:	/s/ Matthew Eby

Name: Matthew Eby

Title: Member

By:	/s/ Matthew Eby, individually

Name: Matthew Eby

By:	/s/ William Sweedler, individually

Name: William Sweedler